SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

SuccessFactors, Inc.

(Name of Subject Company (Issuer))

Saturn Expansion Corporation

a wholly-owned subsidiary of

SAP America, Inc.

an indirectly wholly-owned subsidiary of

SAP AG

(Name of Filing Persons, Offerors)

Common Stock, par value $0.001 per share,

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Michael Junge Executive Vice President and General Counsel SAP AG Dietmar-Hopp-Allee 16 D-69190 Walldorf Federal Republic of Germany +49 6227 74 7474

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

A. Peter Harwich Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 Telephone: (212) 610-6300

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,819,221,880	$437,682.83

(1)	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $40.00, the per share tender offer price, by shares of common stock of SuccessFactors, Inc., which includes (a) 84,801,782 shares of common stock issued and outstanding (including shares of restricted stock, but excluding treasury shares), (b) 6,130,344 shares of common stock subject to outstanding stock options with an exercise price less than $40.00 and (c) 4,548,421 restricted stock units outstanding.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $437,682.83	Filing Party: Saturn Expansion Corporation
Form or Registration No.: Schedule TO-T	Date Filed: December 16, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 16, 2011 (as amended or supplemented, the “Schedule TO”) by Saturn Expansion Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of SAP America, Inc., a Delaware corporation (“SAP America”) and an indirectly wholly-owned subsidiary of SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP AG”). The Schedule TO relates to the offer by the Purchaser to purchase all issued and outstanding shares of common stock of SuccessFactors, Inc., a Delaware corporation (“SuccessFactors”), par value $0.001 per share (the “SuccessFactors Common Stock” or the “Shares”), at a price of $40.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated December 16, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 3, 4, 5, 6, 11.

The Offer to Purchase and Items 1, 3, 4, 5, 6, and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

(1) The third full question and answer set forth on page 9 of the Summary Term Sheet of the Offer to Purchase is hereby amended and restated in its entirety as follows:

Are there any arrangements between SAP AG or SAP America and SuccessFactors’ officers or other key employees?

We plan to ask Lars Dalgaard to lead our cloud business and to continue serving as CEO of SuccessFactors after the consummation of the Merger. However, no terms of any such possible employment were suggested or negotiated, and no binding agreement has been reached in this regard. The chairperson of SAP AG’s Supervisory Board, Hasso Plattner, indicated that he recommended that Mr. Dalgaard be appointed to the executive board of SAP AG; however, there is also no binding agreement between SAP AG and its affiliates, on the one hand, and Mr. Dalgaard, on the other hand, regarding the executive board appointment and such appointment is subject to the decision of the SAP AG Supervisory Board.

(2) Section 11(i) – “Recent Developments Relating to SuccessFactors.” of the Offer to Purchase is hereby amended and restated in its entirety as follows:

On December 8, 2011, SuccessFactors, the members of the SuccessFactors Board, SAP America and the Purchaser were named as defendants in a purported shareholder class action suit filed in the Superior Court of the State of California, County of San Mateo captioned Peretti et al. v. Burgum et al., Case No. CIV510279. The complaint seeks certification of a class of SuccessFactors stockholders and generally alleges, among other things, that (i) the members of the SuccessFactors Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value and agreeing to preclusive deal protection provisions and (ii) SAP America and the Purchaser aided and abetted the SuccessFactors Board in these alleged breaches of fiduciary duties. The complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, unspecified damages, and payment of plaintiff’s costs and expenses, including attorney’s costs and fees. SAP America, the Purchaser and the other defendants have not yet responded to the complaints.

On December 14, 2011, SuccessFactors, the members of the SuccessFactors Board, SAP AG, SAP America and the Purchaser were named as defendants in a purported stockholder class action suit in the Superior Court of the State of California, County of San Mateo, captioned Steamfitters Local 449 Pension Plan v. Burgum et al., Case No. CIV510436. The complaint seeks certification of a class of SuccessFactors stockholders and generally alleges, among other things, that (i) the members of the SuccessFactors Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to preclusive deal protection provisions, and failing to protect against conflicts of interest; and (ii) SAP AG, SAP America and the Purchaser aided and abetted the SuccessFactors Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. SAP AG, SAP America and the Purchaser have not yet responded to the complaint.

On December 28, 2011, the Peretti and Steamfitters Local 449 Pension Plan actions were consolidated by order of the Superior Court of the State of California, County of San Mateo (the “State Court”). The State Court’s consolidation order applies to all other actions subsequently filed in or transferred to the State Court that concern substantially the same facts and subject matter, including Booth Family Trust v. SuccessFactors, Inc. et al., Case No. CIV510800, a purported stockholder class action suit filed on December 30, 2011. On January 5, 2012, plaintiffs in the consolidated actions filed a consolidated class action complaint, captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279. The consolidated class action complaint seeks certification of a class of SuccessFactors stockholders and generally alleges, among other things, that (i) the members of the SuccessFactors Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to coercive and preclusive deal protection provisions, issuing a false and misleading Solicitation/Recommendation Statement on Schedule 14D-9, and failing to protect against conflicts of interest; and (ii) SAP America and the Purchaser aided and abetted the SuccessFactors Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. SAP America and the Purchaser have not yet responded to the complaint.

On January 5, 2012, SuccessFactors, the members of the SuccessFactors Board, SAP America and the Purchaser were named as defendants in a purported stockholder class action suit in the United States District Court for the Northern District of California, captioned Israni v. Dalgaard et al., Case No. 12-CV-0076-JSW. The federal complaint seeks certification of a class of SuccessFactors stockholders and generally alleges, among other things, that (i) SuccessFactors issued a Solicitation/Recommendation Statement on Schedule 14D-9 that is materially misleading and omits material facts; (ii) the members of the SuccessFactors Board breached their fiduciary duties in connection with the transactions contemplated by the Merger Agreement by failing to maximize stockholder value, agreeing to coercive and preclusive deal protection provisions, issuing a false and misleading Solicitation/Recommendation Statement on Schedule 14D-9, and failing to protect against conflicts of interest; and (iii) SuccessFactors, SAP America, and the Purchaser aided and abetted the SuccessFactors Board’s purported breaches of fiduciary duties. The complaint seeks, among other relief, a declaration that the Solicitation/Recommendation Statement on Schedule 14D-9 is materially misleading and omits material facts, an injunction prohibiting the transactions contemplated by the Merger Agreement, rescission in the event such transactions are consummated, damages, and attorneys’ fees and costs. SAP America and the Purchaser have not yet responded to the complaint.

On January 12, 2012, SuccessFactors, the members of the SuccessFactors Board, SAP America and the Purchaser entered into a memorandum of understanding (the “MOU”) with plaintiffs reflecting an agreement to settle the above-captioned state and federal actions based on their agreement to include certain additional disclosures relating to the Offer and the Merger in Amendment 4 to SuccessFactors’ Tender Offer Solicitation/Recommendation on Schedule 14D-9. SuccessFactors, the members of the SuccessFactors Board, SAP America and the Purchaser each have denied, and continue to deny, that they committed or attempted to commit any violation of law or breach of fiduciary duty owed to SuccessFactors and/or its stockholders, aided or abetted any breach of fiduciary duty, or otherwise engaged in any of the wrongful acts alleged in these actions. All of the defendants expressly maintain that they complied with their fiduciary and other legal duties. However, in order in order to avoid the costs, disruption and distraction of further litigation, and without admitting the validity of any allegation made in the actions or any liability with respect thereto, the defendants have concluded that it is desirable to settle the claims against them on the terms reflected in the MOU. The MOU is subject to customary conditions including completion of appropriate settlement documentation, approval by the State Court, and consummation of the Offer and the Merger.

The MOU provides that the federal action will be voluntarily dismissed as to all defendants, and that the consolidated state court action will be dismissed with prejudice as to all defendants. Pursuant to the terms of the MOU, the parties expect to execute a stipulation of settlement, which will be subject to approval by the State Court following notice to SuccessFactors stockholders. In addition, in connection with the settlement and as provided in the MOU, the parties contemplate that plaintiffs’ counsel will seek an award of attorney’s fees and expenses as part of the settlement, and plaintiffs will release defendants from any and all liability. There can be no assurance that the Offer and the Merger will be consummated or that the settlement will be finalized or approved by the court. If the Offer and/or the Merger are not consummated or the settlement is not finalized or approved by the court, the proposed settlement as contemplated by the MOU may be terminated. The settlement will not affect the amount of the consideration that SuccessFactors stockholders are entitled to receive in connection with the Offer or the Merger.

(3) The first, second and third rows set forth on page 79 in Schedule 1 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

Name	Office	Present Principal Occupation or Employment and Material Positions Held During the Past Five Years
Ross Wainwright	Chief Operating Officer	Present occupation: Chief Operating Officer, SAP America, Inc. Positions in past five years: Executive Vice President, SAP Services North America (2003 – 2011)

Brad C. Brubaker	Secretary	Present occupation: Senior Vice President, General Counsel for Global Field Legal and Corporate Secretary, SAP America, Inc. (January 2009 – Present)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012

SATURN EXPANSION CORPORATION

By:	/s/ Brad C. Brubaker
Name:	Brad C. Brubaker
Title:	Secretary

SAP AMERICA, INC.

By:	/s/ Brad C. Brubaker
Name:	Brad C. Brubaker
Title:	Secretary

SAP AG

By:	/s/ Michael Ploetner
Name:	Michael Ploetner
Title:	Authorized Signatory

By:	/s/ Wendy Boufford
Name:	Wendy Boufford
Title:	Authorized Signatory

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated December 16, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(5)(A)*	Press release issued by SAP AG and SuccessFactors on December 3, 2011, incorporated herein by reference to the Form 6-K furnished by SAP AG, SAP America and the Purchaser on December 5, 2011.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on December 16, 2011.

(a)(5)(C)*	Press release issued by SAP AG on December 16, 2011.

(a)(5)(D)*	Complaint captioned Federic Peretti v. Douglas J. Burgum et al., Case No. CIV510279 filed on December 8, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to the Schedule 14D-9 filed by SuccessFactors on December 16, 2011.

(a)(5)(E)*	Complaint captioned Steamfitters Local 449 Pension Plan v. Douglas J. Burgum et al., Case No. CIV510436 filed on December 14, 2011 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 1 to the Schedule 14D-9 filed by SuccessFactors on December 21, 2011.

(a)(5)(F)*	Press release issued by SAP AG on December 27, 2011.

(a)(5)(G)*	Consolidated complaint captioned In re SuccessFactors, Inc. Shareholders Litigation, Case No. CIV510279, filed on January 5, 2012 in the Superior Court of the State of California – County of San Mateo, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(a)(5)(H)*	Complaint captioned Sanjay Israni v. Lars Dalgaard et al., Case No. 12-CV-0076-JSW, filed on January 5, 2012 in the United States District Court for the Northern District of California, incorporated herein by reference to Amendment No. 3 to the Schedule 14D-9 filed by SuccessFactors on January 11, 2012.

(b)(1)*	Euro 1 billion Credit Facility Agreement dated December 3, 2011, among SAP AG, as borrower, J.P. Morgan Limited as mandated lead arranger, the financial institution listed in Schedule 1 as original lender, and J.P. Morgan Europe Limited, as agent.

(d)(1)*	Agreement and Plan of Merger dated as of December 3, 2011 by and among SAP America, the Purchaser and SuccessFactors incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by SuccessFactors on December 5, 2011.

(d)(2)*	Mutual Non-Disclosure Agreement effective as of October 20, 2011 between SAP AG and SuccessFactors.

(d)(3)*	Exclusivity Agreement dated as of November 9, 2011 between SAP AG and SuccessFactors.

(g)	Not applicable.

(h)	Not applicable.

99.2*	Power of Attorney

*	Filed Previously